

Mail Stop 3628

January 19, 2016

Via E-mail
Jason A. Kulas
Chief Executive Officer
Santander Drive Auto Receivables LLC
1601 Elm Street, Suite 800
Dallas, Texas 75201

> **Re: Santander Drive Auto Receivables LLC**
> **Amendment No. 3 to Registration Statement on Form SF-3**
> **Filed January 5, 2016**
> **File No. 333-206684**

Dear Mr. Kulas:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2015 letter.

Form of Prospectus

The Transfer Agreements and the Administration Agreement – Requests to Repurchase and Dispute Resolution, page 93

1.   We note your response and prospectus revisions in response to prior comment 3 and reissue in part. In particular, we note your disclosure on pages 93-94 stating that "[a]n investor also will be entitled to refer to dispute resolution a dispute related to any receivable that the asset representations reviewer did not review as well as any receivable that the asset representations reviewer reviewed and found to have failed a test." This language appears to still foreclose an investor from invoking its rights under the dispute resolution provision with respect to a receivable that has been subject to an asset representations review and for which the reviewer determined that no tests were failed. As previously stated, the Commission intended the dispute resolution requirement to be separate and distinct from the other shelf eligibility requirements and an asset

representations reviewer's findings with respect to a receivable should not foreclose an investor from exercising its right to initiate dispute resolution, including where an asset review shows no tests failed for the receivable. Among other things, this will permit an investor to dispute the asset representations reviewer's findings or the sufficiency of the asset representations reviewer's tests. Accordingly, please revise your prospectus disclosure where appropriate to clarify that an investor will be permitted to refer a disputed repurchase request to dispute resolution even where the asset that is the subject of that repurchase request was previously subject to an asset representations review and for which the asset representations reviewer determined that no tests were failed. Please also make conforming changes throughout your transactions documents as necessary.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3731 with any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: John Ruckdaschel, Santander Consumer USA
        Jeb Ebbot, Santander Consumer USA